Exhibit 99.1

NewsRelease

TransCanada declares quarterly dividends

CALGARY, Alberta - May 3, 2019 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the Board of Directors (Board) of TransCanada declared a quarterly dividend of $0.75 per common share for the quarter ending June 30, 2019, on the Company’s outstanding common shares. The common share dividend is payable on July 31, 2019 to shareholders of record at the close of business on June 28, 2019.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding June 28, 2019, payable on June 28, 2019, to shareholders of record at the close of business on May 31, 2019:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.22450822 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.18461781 per share

•	For the period up to but excluding July 30, 2019, payable on July 30, 2019, to shareholders of record at the close of business on July 2, 2019:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.19895342 per share

◦	Series 7 - $0.243938 per share

◦	Series 9 - $0.265625 per share

•	For the period up to but excluding May 31, 2019, payable on May 31, 2019, to shareholders of record at the close of business on May 15, 2019:

◦	Series 11 - $0.2375 per share

◦	Series 13 - $0.34375 per share

◦	Series 15 - $0.30625 per share

These dividends are designated by TransCanada to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

The Board also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TransCanada common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to TransCanada.com/Dividends.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. We operate one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, we currently own or have interests in more than 6,600 megawatts of power generation in Canada and the United States. We are also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 2, 2019 and 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522